EXHIBIT 11
THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
Computation of Earnings Per Share

	Three Months Ended September 30
Amounts in millions except per share amounts	2013	2012
BASIC NET EARNINGS PER SHARE
Net earnings	$3,057	$2,853
Net earnings attributable to noncontrolling interests	$(30)	$(39)
Net earnings attributable to Procter & Gamble	$3,027	$2,814
Preferred dividends, net of tax benefit	$(58)	$(57)
Net earnings attributable to Procter & Gamble available to common shareholders	$2,969	$2,757

Basic weighted average common shares outstanding	2,735.2	2,748.6

Basic net earnings per common share	$1.09	$1.00

DILUTED NET EARNINGS PER SHARE
Net earnings attributable to Procter & Gamble	$3,027	$2,814

Basic weighted average common shares outstanding	2,735.2	2,748.6
Add potential effect of:
Conversion of preferred shares (1)	113.4	120.0
Exercise of stock options and other unvested equity awards (2)	75.7	63.1
Diluted weighted average common shares outstanding	2,924.3	2,931.7

Diluted net earnings per common share	$1.04	$0.96

(1) Despite being included currently in diluted net earnings per common share, the actual conversion to common stock occurs when the preferred shares are sold. Shares may only be sold after being allocated to the ESOP participants pursuant to the repayment of the ESOP's obligations through 2035.
(2) Approximately 22 million in the three months ended September 30, 2013 and 58 million in the three months ended September 30, 2012 of the Company's outstanding stock options were not included in the diluted net earnings per share calculations because the options were out of the money or to do so would have been antidilutive (i.e., the total proceeds upon exercise would have exceeded the market value of the underlying common shares).